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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                         United States Exploration, Inc.
                         -------------------------------
                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   91182F 10 5
                                   -----------
                                 (CUSIP Number)

                           ANDREW L. BLAIR, JR., ESQ.
                             SHERMAN & HOWARD L.L.C.
                       633 SEVENTEENTH STREET, SUITE 3000
                             DENVER, COLORADO 80202
                                 (303) 299-8138
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               SEPTEMBER 22, 2003
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             (Date of Event Which Requires Filing of This Statement)

If the filing person previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.   91182F105


(1)     Name of reporting persons: Bruce D. Benson
        I.R.S. Identification Nos. of above persons (entities only):  N/A

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(2)     Check the appropriate box if a member of a Group (see Instructions):
        a    [ ]
        b    [ ]
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(3)     SEC Use Only

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(4)     Source of funds (See Instructions):         N/A

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(5)     Check if disclosure of legal proceedings is required pursuant to
        Items 2(d) or 2(e):  [  ]

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(6)     Citizenship or Place of Organization:       United States of America

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Number of shares           (7)      Sole Voting Power:            3,236,500*
beneficially owned by
each reporting person      (8)      Shared Voting Power:          0
with:
                           (9)      Sole Dispositive Power:       3,236,500*

                           (10)     Shared Dispositive Power:     0

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(11)    Aggregate amount beneficially owned by each reporting person:  3,236,500
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(12)    Check if the aggregate amount in Row (11) excludes certain shares
        (see instructions):  [ ]

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(13)    Percent of class represented by amount in Row (11):           17.27%

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(14)    Type of reporting person:          IN

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*See Item 5.



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CUSIP No.   91182F105

ITEM 1: SECURITY AND ISSUER

         This Statement relates to the acquisition, disposition and beneficial ownership of Common Shares ($.0001 par value per share) of United States Exploration, Inc. (hereinafter the "Company"), whose principal place of business is located at 1560 Broadway, Suite 1900, Denver, Colorado 80202.

ITEM 2: IDENTITY AND BACKGROUND

(a)      Name: Bruce D. Benson

(b)      Residence or Business Address: 1560 Broadway, Suite 1900, Denver, CO
         80202

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

         President, Chief Executive Officer and Chairman of the Board of Directors for Benson Mineral Group, Inc. and President, Chief Executive Officer and Chairman of the Board of Directors for United States Exploration, Inc., 1560 Broadway, Suite 1900, Denver, CO 80202

(d) During the past five years, Mr. Benson has not been convicted in any criminal proceeding.

(e) During the past five years, Mr. Benson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in an event the reporting of which is required under this Item 2.

(f)      Mr. Benson is a citizen of the United States of America.

ITEM 3:  SOURCE OF FUNDS OR OTHER CONSIDERATION

No change.

ITEM 4:  PURPOSE OF TRANSACTION

         No change to the information previously reported, except as set forth below.

         The Company entered into an Agreement and Plan of Merger, dated September 22, 2003 (the "Merger Agreement"), that provides for, among other things, a merger (the "Merger") between the Company and a wholly owned subsidiary of DGL Acquisition Corp., a Delaware corporation, in which all of the outstanding Common Shares of the Company will be converted into the right to receive $2.82 in cash per share.

         As an inducement to DGL Acquisition Corp. to enter into the Merger Agreement, Mr. Benson entered into a Voting Agreement for the benefit of DGL Acquisition Corp dated



                                       3
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September 22, 2003 (the "Voting Agreement"). The following description summarizes certain provisions of the Voting Agreement; however, the summary is qualified in its entirety by the Voting Agreement attached as Exhibit 1 to this
Statement:

         Under the Voting Agreement, Mr. Benson agreed to attend, in person or by proxy, all meetings of the shareholders of the Company and, at any meeting of the shareholders of Company, to vote all of the Common Shares of the Company owned of record or beneficially by Mr. Benson (the "Subject Shares"):

         o        in favor of the transactions contemplated by the Merger
                  Agreement;

         o against any action or agreement that could result in a breach of any covenant, representation or warranty of the Company in the Merger Agreement;

         o against any action or agreement that would impede, interfere with or discourage the transactions contemplated by the Merger Agreement; and

         o in the manner specified by DGL Acquisition Corp. from time to time with respect to any other matter which, in the reasonable judgment of DGL Acquisition Corp., may contradict any provision of the Voting Agreement or the Merger Agreement or may make it more difficult or less desirable for DGL Acquisition Corp. to consummate the Merger or may delay or hinder the consummation of the Merger.

         Prior to the Merger, Mr. Benson agreed under the Voting Agreement that he will not do, and will not enter into any agreement to do any of the following:

         o sell, exchange, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, exchange, transfer, pledge, encumbrance, assignment or other disposition of, any Subject Shares;

         o grant any proxies or enter into any voting agreement or similar arrangement with respect to any of the Shares, except proxies instructing that the Subject Shares be voted in accordance with the Voting Agreement; or

         o deposit any of the Subject Shares into a voting trust or other similar arrangement.

         Mr. Benson also agreed to grant to DGL Acquisition Corp. an irrevocable proxy to vote the Subject Shares if Mr. Benson fails for any reason to vote the Subject Shares in accordance with the Voting Agreement.

         If the Merger is completed, the Company will be privately owned, the Common Shares of the Company will cease to be listed on the American Stock Exchange, and the Company will no longer be subject to the reporting requirements under the Securities Exchange Act of 1934, as amended.



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ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of the filing of this Schedule, Mr. Benson is deemed to beneficially own, directly or indirectly, 3,236,500 Common Shares of the Company. These holdings represent 17.27% of the issued and outstanding Common Shares of the Company as of June 30, 2003.

         (b) Subject to the terms of the Voting Agreement described in response to Item 4, Mr. Benson has the sole power to vote and has sole dispositive right with respect to 3,236,500 Common Shares beneficially owned directly by him.

         (c) Mr. Benson has not effected any transactions in the class of securities reported on that were effected during the past 60 days.

         (d) N/A

         (e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See the response to Item 4 above for a summary description of the Voting Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Voting Agreement dated September 22, 2003 by Bruce D. Benson for the benefit of DGL Acquisition Corp.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to this Amendment No. 3 to
Schedule 13D, is true, correct and complete.


/s/ Bruce D. Benson                                    Date: September 29, 2003
--------------------------
Bruce D. Benson



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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                         DESCRIPTION
------                         -----------
Exhibit 1.   Voting Agreement dated September 22, 2003 by Bruce D. Benson for the benefit of DGL Acquisition Corp.